# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Aterian, Inc., CIK 0001757715
CUSIP: 02156U200
Title of class of securities: Common Stock, $0.0001 par value
Address of issuer's principal executive offices: 350 Springfield Avenue, Suite #200, Summit, New Jersey (NJ), 07901
Date of event which requires filing of this statement: 07/17/2026
Filed by CIK 0001932843
Persons authorized to receive notices and communications: DAVID E. LAZAR, 44, Tower 100, The Towers Winston, Churchill San Francisco, Paitilla, Panama City, Panama (R1), 07196, 646-768-8417

## Reporting persons
- Lazar David E. (CIK 0001932843): type of reporting person: individual (IN); citizenship or place of organization: Portugal (S1); source of funds: personal funds (PF); sole voting power 249,900,000; shared voting power 0; sole dispositive power 249,900,000; shared dispositive power 0; aggregate amount beneficially owned 249,900,000 (95.7% of the class)
  Comment: The figures in Items 7, 9, and 11 include (i) 6,737,500 shares of Common Stock, $0.0001 par value ("Common Stock") of Aterian, Inc. (the "Issuer") that may be acquired by the Reporting Person within 60 days upon the conversion of 875,000 shares of Series AA Convertible Non-Redeemable Preferred Stock (the "Series AA Preferred Stock") of the Issuer, and (ii) 236,425,000 shares of Common Stock of the Issuer that may be acquired by the Reporting Person within 60 days upon the conversion of 1,750,000 shares of Series AAA Convertible Non-Redeemable Preferred Stock (the "Series AAA Preferred Stock") of the Issuer.
  
  The figure in Item 13 is based upon 261,129,410 shares of Common Stock of the Issuer outstanding, which includes (i) 6,737,500 shares of Common Stock of the Issuer that may be acquired by the Reporting Person within 60 days upon the conversion of shares of Series AA Preferred Stock of the Issuer, (ii) 236,425,000 shares of Common Stock of the Issuer that may be acquired by the Reporting Person within 60 days upon the conversion of shares of Series AAA Preferred Stock, and (iii) the 17,966,910 shares of Common Stock of the Issuer outstanding as of August 12, 2026, as disclosed in the Issuer's quarterly report on Form 10-Q for the quarterly period ended June 30, 2026, filed with the U.S. Securities and Exchange Commission (the "SEC") on August 14, 2026.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.0001 par value
Name of issuer: Aterian, Inc.
Address of issuer's principal executive offices: 350 Springfield Avenue, Suite #200, Summit, New Jersey (NJ), 07901

## Item 2. Identity and Background
Name of person filing: This statement is filed by David Elliot Lazar (the "Reporting Person").
Residence or business address: The principal business address of the Reporting Person is 44, Tower 100, The Towers, Winston Churchill, San Francisco, Paitilla, Panama City, Panama 07196.
Present principal occupation or employment: The Reporting Person is the Chairperson of the board of directors of the Issuer and Chief Executive Officer of the Issuer.
Criminal convictions in the last five years: The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: The Reporting Person has not, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The Reporting Person is a citizen of Portugal.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Securities Purchase Agreement

On April 27, 2026, the Issuer entered into a Securities Purchase Agreement (the "SPA") with the Reporting Person, pursuant to which the Issuer agreed to issue and sell, in a private placement transaction, 1,750,000 Series AA Convertible Non-Redeemable Preferred Stock (the "Series AA Preferred Stock") and 1,750,000 Series AAA Convertible Non-Redeemable Preferred Stock of the Issuer (the "Series AAA Preferred Stock" and together with the Series AA Preferred Stock of the Issuer, the "Preferred Stock") of the Issuer, which are convertible into an aggregate of 249,900,000 shares of the Issuer's Common Stock, with an aggregate stated value of $7 million.

Each share of Series AA Preferred Stock is convertible into 7.7 shares of the Issuer's Common Stock at a conversion price of $0.25974 per share, and each share of Series AAA Preferred Stock is convertible into 135.1 shares of Common Stock of the Issuer at the conversion price set forth in the Certificate of Designation of Preferences and Rights of Series AAA Convertible Non-Redeemable Preferred Stock, in each case on the terms and conditions set forth in the applicable Certificate of Designation, as discussed below.

Pursuant to the Securities Purchase Agreement, the Issuer agreed to use commercially reasonable efforts to hold a meeting of its stockholders to submit to its stockholders for their consideration, among other matters, the approval of the issuance of the shares of Common Stock of the Issuer issuable upon conversion of the Preferred Stock of the Issuer, an amendment to the Issuer's certificate of incorporation to increase the number of authorized shares of Common Stock of the Issuer, a reverse stock split of the Common Stock of the Issuer and the election of the Reporting Person's nominees to the Issuer's board of directors (the "Board") (collectively, the "Stockholder Approval").

Further, pursuant to the Securities Purchase Agreement, effective as of the closing of the purchase of the Series AA Preferred Stock and for so long as the Reporting Person holds any securities of the Issuer, the Reporting Person has the right to designate a director to be nominated, elected or appointed to the Board. Immediately prior to the execution of the Securities Purchase Agreement, the Reporting Person was appointed to the Board as a Class II director with a term expiring at the Issuer's 2027 annual meeting of stockholders. Following receipt of the Stockholder Approval, the Reporting Person also has the right to recommend up to four individuals to be nominated for election to the Board.

On April 27, 2026, the Issuer consummated the private placement of the Series AA Preferred Stock pursuant to the Securities Purchase Agreement (the "First Closing"). At the First Closing, the Reporting Person purchased 1,750,000 shares of Series AA Preferred Stock of the Issuer for an aggregate purchase price of $3.5 million.

On July 17, 2026, the Issuer's stockholders approved the proposals constituting the Stockholder Approval. On the same date, the Issuer consummated the private placement of the Series AAA Preferred Stock of the Issuer pursuant to the Securities Purchase Agreement (the "Second Closing"). At the Second Closing, the Reporting Person purchased 1,750,000 shares of Series AAA Preferred Stock of the Issuer for an aggregate purchase price of $3.5 million. The Reporting Person paid the aggregate $7.0 million purchase price for the Preferred Stock of the Issuer using cash on hand.

Preferred Stock; Certificate of Designations

The powers, preferences, rights, qualifications, limitations and restrictions applicable to the Series AA Preferred Stock are set forth in the Certificate of Designation of Preferences and Rights of Series AA Convertible Non-Redeemable Preferred Stock of the Issuer (the "Series AA Certificate of Designation"), which was filed with the Secretary of State of the State of Delaware on April 27, 2026, in connection with the First Closing. The powers, preferences, rights, qualifications, limitations and restrictions applicable to the Series AAA Preferred Stock of the Issuer are set forth in the Certificate of Designation of Preferences and Rights of Series AAA Convertible Non-Redeemable Preferred Stock (the "Series AAA Certificate of Designation" and, together with the Series AA Certificate of Designation, the "Certificates of Designation"), which was filed with the Secretary of State of the State of Delaware on July 17, 2026 in connection with the Second Closing.

The Series AA Preferred Stock of the Issuer and the Series AAA Preferred Stock of the Issuer rank on parity with each other and senior to the Common Stock of the Issuer and any other class or series of capital stock of the Issuer designated as ranking junior to the Preferred Stock of the Issuer, in each case with respect to distributions of assets upon the liquidation, dissolution or winding up of the Issuer. In the event of any such liquidation, dissolution or winding up, each holder of Preferred Stock of the Issuer is entitled to receive, before any distribution to holders of Common Stock of the Issuer or junior securities, an amount per share equal to the greater of (i) $2.00, subject to adjustment, plus any dividends declared but unpaid thereon, and (ii) the amount that would have been payable had such share of Preferred Stock of the Issuer been converted into Common Stock of the Issuer immediately prior to such liquidation, dissolution or winding up.

The holders of Preferred Stock of the Issuer are entitled to receive dividends equal to, on an as-converted-to-Common-Stock basis, and in the same form and manner as, dividends actually paid on shares of Common Stock of the Issuer, subject to the terms of the Securities Purchase Agreement, including the Reporting Person's waiver of any right to receive or participate in certain distributions relating to the Issuer's legacy assets and the proceeds of the Issuer's asset sale.

Except as otherwise required by law or expressly provided in the Certificates of Designation, the Preferred Stock of the Issuer generally does not have voting rights. The consent of holders of a majority of the outstanding Preferred Stock of the Issuer is required for certain actions that would adversely alter or change the powers, preferences, rights or privileges of the Preferred Stock of the Issuer, increase or decrease the authorized number of shares of Preferred Stock of the Issuer or otherwise amend the Issuer's organizational documents in a manner adverse to the Preferred Stock of the Issuer.

Following receipt of the Stockholder Approval, each share of Series AA Preferred Stock of the Issuer became convertible, at the option of the holder, into 7.7 shares of Common Stock of the Issuer, based on a conversion price of $0.25974 per share, subject to adjustment as set forth in the Series AA Certificate of Designation. Each share of Series AAA Preferred Stock of the Issuer became convertible, at the option of the holder, into 135.1 shares of Common Stock of the Issuer, based on the conversion price set forth in the Series AAA Certificate of Designation and subject to adjustment as provided therein.

The conversion prices of the Preferred Stock of the Issuer are subject to customary adjustments for stock splits, stock dividends, combinations, recapitalizations, reclassifications and similar transactions. The Preferred Stock of the Issuer is also subject to price-based anti-dilution adjustments under which, if the Issuer or any of its subsidiaries issues Common Stock of the Issuer or Common Stock of the Issuer equivalents at an effective price per share below the applicable conversion price, the applicable conversion price generally will be reduced to such lower price, subject to the terms and exceptions set forth in the applicable Certificate of Designation.

On August 4, 2026, the Reporting Person converted 875,000 shares of Series AA Preferred Stock of the Issuer into 6,737,500 shares of Common Stock of the Issuer. Following such conversion, the Reporting Person continued to hold 875,000 shares of Series AA Preferred Stock of the Issuer and 1,750,000 shares of Series AAA Preferred Stock of the Issuer.

The foregoing descriptions of the Securities Purchase Agreement and the Certificates of Designation do not purport to be complete and are qualified in their entirety by reference to the full text of the Securities Purchase Agreement, which is filed as Exhibit 99.1 hereto, the Form of Certificate of Designations of Series AA Convertible Non-Redeemable Preferred Stock, which is filed as Exhibit 99.2 hereto, and the Form of Certificate of Designations of Series AAA Convertible Non-Redeemable Preferred Stock, which is filed as Exhibit 99.3 hereto, each of which is incorporated herein by reference.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Person acquired the securities described in this Schedule 13D pursuant to the transactions and agreements with the Issuer discussed in Item 3 of this Schedule 13D, which is incorporated herein by reference.

In connection with the transactions contemplated by the SPA, immediately prior to the execution of the SPA on April 27, 2026, the Reporting Person was appointed to the Issuer's Board as a Class II director with a term expiring at the Issuer's 2027 annual meeting of stockholders. At the Issuer's special meeting of stockholders reconvened on July 17, 2026, the Issuer's stockholders approved, among other matters, the issuance of shares of Common Stock, upon conversion of the Preferred Stock and the election of Avraham Ben-Tzi and David Natan, each of whom had been designated by the Reporting Person, to the Board. Effective July 17, 2026, the Reporting Person was appointed Chief Executive Officer of the Issuer and Chairperson of the Board.

The Reporting Person intends to review his investment in the Issuer on a continuing basis, taking into consideration various factors, including the Issuer's business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for shares of Common Stock of the Issuer in particular, as well as other developments and other investment opportunities. In his capacity as Chief Executive Officer, Chairperson of the Board and controlling stockholder of the Issuer, the Reporting Person also intends to evaluate and pursue strategic opportunities for the Issuer, which may include an investment in, or acquisition of, an operating business. Based upon such review, the Reporting Person will take such actions in the future as the Reporting Person may deem appropriate in light of the circumstances existing from time to time, which may include further acquisitions of shares of Common Stock or other securities of the Issuer, the conversion of additional shares of Preferred Stock of the Issuer into shares of Common Stock of the Issuer, or the disposition of some or all of the securities of the Issuer owned or otherwise acquired by the Reporting Person, either in the open market or in privately negotiated transactions.

Any open-market or privately negotiated purchases or sales, acquisition recommendations or proposals, strategic transactions or other transactions concerning the Issuer may be made at any time without prior notice, subject to applicable law. Any alternative may depend upon a variety of factors, including, without limitation, current and anticipated future trading prices of the securities, the financial condition, results of operations and prospects of the Issuer, general industry conditions, the availability, form and terms of financing, other investment and business opportunities, general stock-market and economic conditions, tax considerations, applicable legal, regulatory and contractual restrictions, and other factors. Although the foregoing reflects plans and proposals presently contemplated by the Reporting Person with respect to the Issuer, the foregoing is subject to change at any time and dependent upon contingencies and assumed and speculative conditions, and there can be no assurance that any of the actions set forth above will be taken.

Depending upon each factor discussed above and any other factor that is, or may become, relevant, the Reporting Person may consider, among other things: (a) the acquisition by the Reporting Person of additional securities of the Issuer, the disposition of securities of the Issuer, or the conversion or exercise of convertible or other securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) changes in the present Board or management of the Issuer; (e) a material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's certificate of incorporation, bylaws or instruments corresponding thereto, or other actions that may impede the acquisition of control of the Issuer by any person; (h) causing any class of the Issuer's securities to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to those enumerated above.

Except as described in this Schedule 13D, and except to the extent that the foregoing may be deemed to constitute a plan or proposal, the Reporting Person does not currently have any plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. Depending upon the foregoing factors and to the extent deemed advisable, the Reporting Person may, at any time and from time to time, formulate other purposes, plans or proposals regarding the Issuer or its securities, or take any other actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of Item 4 of Schedule 13D. The foregoing is subject to change at any time, and there can be no assurance that the Reporting Person will take any of the actions set forth above.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by the Reporting Person is stated in Items 11 and 13 on the cover page hereto.
Number of shares as to which each person has sole or shared power to vote or dispose:
(i) Sole power to vote or to direct the vote:

See Item 7 on the cover page(s) hereto.

(ii) Shared power to vote or to direct the vote:

See Item 8 on the cover page(s) hereto.

(iii) Sole power to dispose or to direct the disposition of:

See Item 9 on the cover page(s) hereto.

(iv) Shared power to dispose or to direct the disposition of:

See Item 10 on the cover page(s) hereto.
Transactions in the class effected during the past sixty days: Except as otherwise described herein, including the acquisitions of shares or derivative securities of the Issuer as disclosed in Item 3 of this Schedule 13D, no transactions in the shares of Common Stock of the Issuer were effected during the past sixty days by the Reporting Person.
Other persons with the right to receive dividends or sale proceeds: No other person is known to the Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock of the Issuer covered by this Schedule 13D.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The descriptions of the SPA set forth in Items 3 and 4 of this Schedule 13D are incorporated herein by reference. Pursuant to the SPA, the Reporting Person is subject to transfer restrictions, anti-hedging and short-sale covenants, and participation rights with respect to securities of the Issuer, and has waived the right to receive or participate in certain distributions relating to the Issuer's legacy assets and asset-sale proceeds.

Voting Agreement

In connection with the transactions contemplated by the SPA, the directors and executive officers (including the Reporting Persons) of the Issuer agreed to enter into a voting agreement, dated April 27, 2026 (the "Voting Agreement"), pursuant to which each of them agreed, in their capacity as stockholders of the Issuer, to vote all of their shares of Common Stock of the Issuer in favor of all proposals recommended by the Board at the special meeting of the Issuer's stockholders with respect to the transaction contemplated in the SPA and at any subsequent meeting of the stockholders of the Issuer until the termination of the Voting Agreement. The foregoing description of the Voting Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of the Form of Voting Agreement, which is filed as Exhibit 99.4 hereto.

Except as otherwise described in this Schedule 13D, the Reporting Person has any contract, arrangement, understanding or relationship with any person with respect to the Common Stock of the Issuer or any other securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
99.1 Securities Purchase Agreement, dated as of April 27, 2026, by and between the Issuer and the Reporting Person (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Issuer with the SEC on April 29, 2026).

https://www.sec.gov/Archives/edgar/data/1757715/000143774926013884/ex_951953.htm

99.2 Form of Certificate of Designations of Series AA Convertible Non-Redeemable Preferred Stock (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed by the Issuer with the SEC on April 29, 2026).

https://www.sec.gov/Archives/edgar/data/1757715/000143774926013884/ex_951852.htm

99.3 Form of Certificate of Designations of Series AAA Convertible Non-Redeemable Preferred Stock (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed by the Issuer with the SEC on July 20, 2026).

https://www.sec.gov/Archives/edgar/data/1757715/000143774926023879/ex_989865.htm

99.4 Form of Voting Agreement (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by the Issuer with the SEC on April 29, 2026).

https://www.sec.gov/Archives/edgar/data/1757715/000143774926013884/ex_951854.htm

## Signatures
- Lazar David E.: /s/ David E. Lazar, David E. Lazar (09/10/2026)